Exhibit 99.1

Engine Media Announces Filing of Patent Infringement Lawsuit Against FanDuel

TORONTO, ON, Canada – July 20, 2021 – Engine Media Holdings, Inc. (“Engine” or the “Company”; TSX-V: GAME; NASDAQ: GAME), a company providing sports and esports gaming experiences, along with media solutions focused on influencer marketing, gaming data and analytics, and programmatic advertising, today announced that its Winview Inc. subsidiary has commenced an action in the United States District Court for the District of New Jersey against FanDuel, Inc., alleging infringement of patents owned by Winview. The Company is being represented in this matter by Morgan Chu of Irell & Manella, LLP and Thomas R. Curtin of McElroy, Deutsch, Mulvaney & Carpenter, LLP.

The lawsuit alleges that various gaming services provided by FanDuel infringe Winview’s United States Patent No. 9,878,243 (the “‘243 Patent”) entitled “Methodology for Equalizing Systemic Latencies in Television Reception in Connection with Games of Skill Played in Connection with Live Television Programming” and United States Patent No. 10,721,543 (the “‘543 Patent”) entitled “Method Of and System For Managing Client Resources and Assets for Activities On Computing Devices.” The action seeks the recovery of damages and other appropriate relief.

Tom Rogers, Executive Chairman of Engine Media, stated, “This action, which follows our recent action against DraftKings, is a continuation of our efforts to enforce our extensive portfolio of patents, many of which relate to mobile sports betting and online gaming technologies. We will continue assessing how we can protect our intellectual property.”

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (TSX-V: GAME) (NASDAQ: GAME). The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games , a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esport community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, including the legal actions described herein and the potential outcomes and benefits to be derived therefrom, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869